KCCW
CERTIFIED PUBLIC ACCOUNTANTS

Audit • Tax • Consulting • Financial Advisory
Registered with Public Company Accounting Oversight Board (PCAOB)

April 29, 2009

Alberta Securities Commission
4th Floor, 300 -5th Avenue S.W.
Calgary, Alberta, T2P 3C4

and

British Columbia Securities Commission
701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, B.C., V7Y 1L2

We have been furnished with a copy of the response to a Notice of Change of Auditor for the event that occurred on April 29, 2009, to be filed by TransAKT Ltd. We agree with the statements made in the response to that Notice insofar as they relate to our Firm.

Very truly yours,

KCCW Accountancy Corp

KCCW Accountancy Corp

**KCCW Accountancy Corp.** 671 Brea Canyon Rd. #1, Walnut, CA 91789 USA
Tel: +1 909 348 7228 • Fax: +1 909 895 4155 • info@kccwcpa.com